December 23, 2010

VIA FEDEX AND EDGAR

Frank Wyman, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	SCOLR Pharma, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Dear Mr. Wyman:

This letter is to respond to the comments set forth in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 8, 2010 relating to the above-referenced periodic reports (the “Comment Letter”).

For your convenience, we have reproduced the individual comments contained in the Comment Letter and have indicated our response directly below.

Form 10-K for Fiscal Year Ended December 31, 2009

Commercial Relationships, page 5

1.	We note your license and distribution agreement and related amendments with Perrigo Company. Please provide draft disclosure for future filings regarding your license and distribution agreement with Perrigo to disclose the duration of the agreement and termination provisions.

In response to your comment we intend to add disclosure to our upcoming annual report on Form 10-K substantially as follows:

On October 20, 2005, we entered into a Manufacture, License and Distribution Agreement with a subsidiary of Perrigo Company. Perrigo is a leading global healthcare supplier and one of the world’s largest manufacturers of OTC pharmaceutical and nutritional products for the store brand and contract manufacturing markets. Under the agreement, we granted a license to our CDT technology to Perrigo for the manufacture, marketing, distribution, and sale of specific dietary supplements in the United States. We receive royalty payments based on Perrigo’s net profits derived from the sales of products subject to the agreement. On January 24, 2010, we amended the Perrigo agreement to provide for a reduction in the royalty rate due to us on sales by Perrigo of products licensed under the Agreement. The amendment also modified the methodology for calculation of “net profits” for determining the amount of such royalties, removed Perrigo’s exclusivity rights with respect to three out of the five categories of products licensed under the agreement and eliminated Perrigo’s right to request that we develop additional dietary supplement products for sale under the agreement.

December 23, 2010 Page 2

The term of the agreement is determined on a product-by-product basis and, unless earlier terminated, ends with respect to particular products on the tenth anniversary of the first commercial sale of that product. Two principal products are sold by Perrigo under the Agreement, one of which, glucosamine chondroiton, began commercial sale in October, 2005, and the other, a calcium supplement, began commercial sale in August, 2007. In addition, under certain conditions, we may terminate the agreement with respect to individual products covered thereby at any time after the fifth (5th) anniversary of the first commercial sale of that product. The agreement is otherwise terminable by mutual consent, for material breach, or in circumstances of bankruptcy, insolvency or liquidation.

Intellectual Property, page 12

2.	We note that your oldest patent in your intellectual property estate was filed on October 27, 1997 and will expire on the same date in 2017; however, this patent was not one of the ones listed on page 8. Please provide draft disclosure for future filings which includes your oldest patent and any other material patents not already disclosed, that identifies the patent and discloses which product group it relates to, the expiration date, and the jurisdiction in which it was granted.

The disclosure on page 12 of the 10-K that “the oldest patent in SCOLR’s intellectual property (IP) estate was filed on October 27, 1997 and will expire on the same date in 2017” refers to the same dual polymer patent identified on page 8 as having been “issued in 2002 and expiring in 2017.” United States patents expire based on their earliest effective filing date.

Subsequent to the filing of our annual report for 2009, US Patent No. 7,749,537, relating to the method of forming a tablet was issued. Accordingly, and in response to your comment, we intend to add disclosure to our annual report on Form 10-K for the 2010 fiscal year substantially as follows:

Method of forming a tablet – (U.S. Patent No. 7,749,537 issued July 6, 2010 and expiring in 2027.) This patent covers the process of pre-blending an active pharmaceutical ingredient that is susceptible to tackiness, with a suitable additive that enables improved processing for tablet production. The method allows for improved manufacturing of a blend via direct compression without the need for a granulation step or roller compaction.

At this time, we do not view the patents granted to us in jurisdictions outside of the United States as material to an understanding of our business. In response to your comment in this regard we intend to add disclosure substantially as follows:

We have sought to protect our intellectual property through patent registration in many jurisdictions throughout the world based on a number of factors, including the possibility of future sales to those markets, or the anticipated introduction of similar products into those markets. Patent applications and patent issuances in large international markets such as the European Union may, in the future, be important to our ability to expand the geographic distribution of our products, particularly our lead ibuprofen product.

December 23, 2010 Page 3

Our patents have broad application to products in a variety of categories, including nutritional, over-the-counter and prescription products. In response to your comment we intend to add disclosure substantially as follows:

In general, each of the patents described herein have the potential to be applied to nutritional, over-the-counter and prescription products. With respect to our ibuprofen product, we have filed two patent applications relating to technologies which optimize the release profile of ibuprofen in order to achieve particular blood level concentrations of this active ingredient and/or to obtain specific therapeutic benefits.

3.	We note your CDT patents which you license from Temple University or which are assigned to you by Dr. Fassihi and the agreements related to these relationships which you have filed as exhibits. Please provide draft disclosure for future filings which includes a discussion that provides the duration of the license and assignment agreements with Temple University and Dr. Fassihi; termination provisions; all payments received to date under each agreement; the amount of up-front payments from customers you are required to share; the amount of license maintenance fees and range of royalties you are required to pay; and any other material provisions in the agreements. An acceptable range of royalties is one of the following: “single-digits,” “teens,” “twenties,” etc.

We intend to provide disclosure in our upcoming annual report on Form 10-K substantially as follows:

Our intellectual property includes two U.S. patents licensed exclusively to us by Temple University and three patent rights assigned to us by Dr. Reza Fassihi, a Professor of Biopharmaceutics and Industrial Pharmacy at the Temple University School of Pharmacy. Dr Fassihi currently serves as a consultant to the Company. We are obligated to share in some up-front payments from licensees (to the extent that the costs of our development efforts on a licensed product do not exceed the amount of such up-front fees), and pay royalties based on product sales with respect to the CDT patents assigned to us by Dr. Fassihi. We are obligated pay annual license maintenance fees and royalties based on product sales with respect to the CDT patents licensed to us by Temple. Royalties under these agreements are dependent on the product category involved. Royalties related to sales of nutritional and OTC products are paid based on a fixed dollar amount per number of units sold. We do not anticipate these payments to have a material impact on the margins we are able to achieve through sale of our nutritional or OTC products. Royalties related to sales of prescription drugs are paid based on a low single digit percentage of net sales of such products. The licenses are perpetual in duration, unless terminated for material breach, upon the occurrence of certain events of bankruptcy, insolvency or liquidation, or upon written notice delivered by SCOLR. The duration of the fee, royalty and other payments associated with these agreements generally coincides with the duration of the associated patents. In the future, we plan to file further U.S. and foreign patent applications directed to new or improved products or processes.

We respectfully submit that the specific payment amounts received by Temple and Dr. Fassihi under each agreement to date are not material to an understanding of the Company’s business. We further submit that the amount of annual license maintenance fees, up-front payments from licensees and more specific information regarding royalty measures are not material to an understanding of the business. The general impact of license fees, royalties and other amounts paid to Temple or Dr. Fassihi is reflected in the Company’s financial statements, and more specifically in the notes thereto. (See, e.g. Note 9 to the financial statements included in the Company’s annual report on Form 10- K for fiscal year ended 2009). Additionally, to the extent that payments under the agreements with Dr. Fassihi and Temple are material to our results of operations, disclosure of the impact of these payments on our results would be included in Management’s Discussion & Analysis of Financial Condition and Results of Operations for the relevant period.

Sources and Availability of Raw Materials and Principal Suppliers, page 13

4.

We note that certain raw materials used in the manufacture of your products are available from limited sources and, in some cases a single source. Please provide draft disclosure for future filings which includes the name of the supplier for your raw materials that are available from a single source. If you have a contract with this supplier,

December 23, 2010 Page 4

please provide disclosure regarding the material terms of the contract including fee and payment, term and termination and any other material provisions and file the contract as an exhibit. Alternatively, tell us the basis for your belief that you are not required to file the agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In addition, please draft risk factor disclosure for future filings that addresses the risks posed from your dependence on limited sources for some of your raw materials.

As disclosed in our periodic reports, we have no internal commercial scale manufacturing capabilities and generally rely on our strategic partners or contract manufacturers to source the larger quantities of raw materials necessary for the manufacture of our products for commercial distribution. Our direct purchases of raw materials are generally of small quantities used for internal research and development purposes. Such purchases are made on the basis of individual purchase orders. We are not a party to any supply agreement for raw materials as such. While there is some risk of future constraint on our supply of raw materials or the supply of raw materials to our contract manufacturing partners, we are not aware of any limitations that are material to our current operations. We intend to revise the disclosure referred to in your comment in our future filings to be more clear about the potential for limitation on the supply of raw materials used in our products, and to evaluate such risk for potential inclusion in the Risk Factors portion of our upcoming annual report on Form 10-K.

Equity Compensation Plan Information, page 26

5.	We note that you have not included the Equity Compensation Plan Table required by Item 201(d) of Regulation S-K. Please confirm that you will include this table in your next Form 10-K or related proxy statement, where appropriate.

We confirm that we will include this table in our upcoming Form 10-K or related proxy statement, where appropriate.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

Notes to Financial Statements

Note 4 – Financing, page 8

6.	Based on disclosure in Amendment No. 1 to your Form S-3 filed on May 18, 2010, your stock purchase warrants issued on March 12, 2010 appear to contain provisions that protect holders from future stock price declines. The provision states that if you subsequently issue shares of your common stock at a price that is less than the exercise price of your March 2010 warrants, then the exercise price of the warrants will be reduced. Please tell us why these warrants are not required to be classified as liabilities under ASC 815-40-15 (EITF 07-5) with subsequent changes in fair value recorded in earnings. Refer to the examples of warrants with provisions that protect holders from declines in stock price in ASC 815-40-55-33. Also provide the formula used to determine the reduction in the warrant exercise price resulting from a subsequent issuance of shares.

The statement on page 19 of our Form S-3/A referring to a provision for adjustment of the exercise price of these warrants upon issuance of shares at a lower price was inadvertently included. Our warrants issued on March 12, 2010 do not include such a provision.

Please note that the form of warrant issued in our March 2010 financing is incorporated as an exhibit to our Registration Statement on Form S-3/A by reference to Exhibit 10.44 to our Annual Report on Form 10-K filed on March 24, 2010.

Pursuant to Rule 412 under the Securities Act, we intend to include a modifying statement in our upcoming annual report on Form 10-K to the effect that the warrants issued in our March 2010 financing do not include a repricing provision.

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December 23, 2010 Page 5

The undersigned, on behalf of the Company, hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in respect to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned (425-368-1052) or Peter B. Cancelmo (206-816-1332) of Garvey Schubert Barer if you wish to discuss the Company’s responses to the comment letter.

Sincerely,

/s/ Richard M. Levy

Richard M. Levy

Chief Financial Officer

Cc: Peter B. Cancelmo

      Bruce A. Robertson